UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Ordinary Shareholders’ Meeting (“Meeting”), to be held in person at 2:00 p.m. on April 16, 2026, at the Company’s headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Cidade Monções, City of São Paulo, State of São Paulo, to resolve on the following agenda:

(1)          Take the management accounts, as well as examine, discuss and vote on the Financial Statements, alongside the Management Report, the Independent Auditors’ Report, the Opinion of the Audit and Control Committee, and the Opinion of the Fiscal Council, for the fiscal year ended on December 31, 2025;

(2)         Resolve on the results allocation proposal for the fiscal year ended on December 31, 2025;

(3)         Elect the members of the Fiscal Council;

(4)         Re-ratify the global annual compensation limit for the Company’s management and Fiscal Council members referring to the fiscal year ended December 31, 2025; and

(5)         Set the global annual compensation limit for the Company’s management and Fiscal Council members for the fiscal year ending December 31, 2026.

Pursuant to Article 5, §4 of CVM Resolution No. 81, dated March 29, 2022, the Company clarifies that the Meeting will be held in person, as this is the usual practice adopted in the Company’s meetings, which have consistently had significant shareholder participation, without prejudice to the possibility of participation by means of remote voting ballot.

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The Meeting’s remote voting ballot is available on the websites of the Company (ri.telefonica.com.br), CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and Ten Meetings (https://assembleia.ten.com.br/648780807).

General Instructions:

(i)              According to Article 10 of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution up to 72 (seventy-two) hours before the date set for the Meeting may attend and vote.

(ii)             Shareholders who wish to participate in the Meeting in person or through a remote voting ballot must present the following documentation, also observing the guidelines described in item (iii) below:

Individual Shareholders

a)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the shareholder.

Legal Entities

a)               Latest consolidated bylaws or articles of incorporation and corporate acts proving the legal representation powers of the legal entity shareholder; and

b)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the legal representative.

Investment Funds

a)               Updated fund regulations and, if any, the fund’s voting policy proving the representation powers of the fund’s administrator or manager;

b)               Latest consolidated bylaws or articles of incorporation of the administrator or manager, as applicable, and corporate acts proving the legal representation powers of the administrator or manager, as applicable; and

c)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the legal representative of the administrator or manager, as applicable.

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Other Guidelines

Representation by Proxy

Pursuant to Article 126, §1 of Law 6,404/1976 (“Brazilian Corporations Law”), shareholders may be represented, in person or via remote voting ballot, by a proxy duly appointed less than one (1) year before the date of the Meeting. In this case, the following documentation must also be presented:

a)               power of attorney with specific powers, signed (i) in handwriting, with notarized signature, or (ii) electronically, using ICP-Brasil certification; and

b)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the proxy.

Individual shareholders may only be represented at the Meeting by a proxy who is a shareholder or a Company officer, a lawyer, or a financial institution. Legal entity shareholders and investment funds may be represented by proxies duly appointed in accordance with their bylaws or articles of association or, in the case of investment funds, by the manager or administrator, as applicable.

Documents Issued Abroad in a Foreign Language

Documents issued abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese, and registered, together with their sworn translations, at a Registry of Deeds and Documents.

(iii)           The shareholder may participate in the Meeting in person or via a remote voting ballot, observing the following procedures:

•	In-person participation: If opting to attend in person, the shareholder must present the documentation described in item (ii) above and is responsible for the authenticity and integrity of the documents submitted.

To ensure greater speed and efficiency in the Meeting procedures, shareholders intending to participate in person may submit a copy of the documentation described in item (ii) above in advance, through the electronic address https://assembleia.ten.com.br/648780807, up to 72 (seventy-two) hours before the Meeting, i.e., by 2:00 p.m. on April 13, 2026.

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To do so, the shareholder or representative must access the Ten Meetings platform https://assembleia.ten.com.br/648780807, register, and upload all documents required to participate in the Meeting under this Call Notice, being responsible for their authenticity and integrity.

If the documentation is incomplete, the shareholder or representative will receive an email informing the reason for rejection and must upload the missing documents through the same website.

If no credential confirmation is received or if clarification is needed regarding access to the electronic platform or document upload, the shareholder or representative must contact the Company via the following email: ir.br@telefonica.com.

•	Remote Voting Ballot: A shareholder who chooses to participate via the remote voting ballot may submit it (i) through their custodian agent (if this service is provided), the central depository, or the Company’s bookkeeping agent, depending on whether their shares are held in the central depository; or (ii) directly to the Company, in accordance with the guidelines in this Call Notice and in the ballot itself.

Submission of the remote voting ballot to service providers must follow the procedures determined by each provider.

If opting to send the remote voting ballot directly to the Company, the shareholder or their representative must complete, sign, and submit the remote voting ballot exclusively through the “Ten Meetings” platform available at https://assembleia.ten.com.br/648780807, accompanied by the documentation indicated in item (ii) above, at least 4 (four) days before the date of the Meeting, i.e., by April 12, 2026 (inclusive), with each shareholder being responsible for the truthfulness and integrity of the documents presented. Remote voting ballots sent to the Company by postal mail or email will not be accepted.

(iv)           The documents listed in Article 133 of the Brazilian Corporations Law were published in summary form in the physical edition of the newspaper Valor Econômico on February 24, 2026, and made available in full on the Valor Econômico website pursuant to Article 289 of the Brazilian Corporations Law.

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(v)             All documents related to the Meeting agenda are available to shareholders at the Company’s headquarters and may also be consulted on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (ri.telefonica.com.br), in accordance with the provisions of the Brazilian Corporations Law.

São Paulo, March 4, 2026.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 4, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director